Exhibit 99.3

MERGER STATEMENT
NORDIC WATERPROOFING HOLDING A/S

MERGER STATEMENT

In connection with the proposal for merger between

Nordic Waterproofing Holding A/S
Company Registration no. 33 39 53 61
Vester Alle 1
6600 Vejen
Denmark
(the "Transferor Company")

and

Nordic Waterproofing Holding AB
Company registration no. 556839-3168
Rönnowsgatan 12 252 25
Helsingborg
Sweden
(the "Transferee Company")

(the Transferee Company and the Transferor Company are below jointly referred to as the "Merging Companies")

the board of directors of The Transferor Company has drafted this merger statement for the company's participation in a cross-border merger pursuant to chapter 16 of the Danish Companies Act, cf. section 273 of the Danish Companies Act.

1	THE PLANNED MERGER

Nordic Waterproofing Holding AB shall be the Transferee Company, whereas Nordic Waterproofing Holding A/S shall be the Transferor Company.

The Transferee Company is a wholly owned subsidiary of the Transferor Company. The boards of directors of the Transferor Company and the Transferee Company have resolved to carry out a cross-border reverse merger (a so called down-stream merger), through which the Transferee Company shall absorb and assume all assets and liabilities of the Transferor Company, (the "Merger") pursuant to Chapter 23, Section 36 of the Swedish Companies Act (2005:551) (the "SCA") and chapter 16, section 271 of the Danish Companies Act (763 of 23 June 2019 as subsequently amended) (the "DCA").

As a consequence of the implementation of the merger, the Transferor Company will cease to exist, and all assets and liabilities in Transferor Company will be transferred as a whole to the Transferee Company.

2	OBJECTIVE OF THE MERGER AND THE MERGER'S CONSEQUENCES FOR THE SHAREHOLDERS, THE CREDITORS AND THE EMPLOYEES

The Transferor Company is a Danish public limited liability company whose shares have been listed on Nasdaq Stockholm since 10 June 2016. The group's current structure, with a Danish parent company listed on Nasdaq Stockholm, is relatively unusual and means that processes for corporate governance, regulatory compliance and tax administration become time-consuming and costly. The boards of directors of the Transferor Company and the Transferee Company have subsequently made the assessment that these processes would be simplified if the domicile of the group's listed parent company was located in Sweden and that there are no operational or other compelling reasons to continue to have a Danish parent company.

After the execution of the Merger, the ownership structure in the Transferee Company will be the same as the ownership structure in the Transferor Company prior to the execution of Merger. The parent company's board of directors, management and the Group's operations will remain unchanged after the Merger, and no employees are expected to be affected by the Merger. The Merger is thus not considered to entail any significant changes for existing shareholders of the Transferor Company.

As regards the consequences of the merger for the creditors of The Transferor Company, it is noted that a creditor statement has been prepared in accordance with section 277 of the Danish Companies Act as part of the merger (exhibit 1). It appears from the creditor statement that the claims of the creditors of The Transferor Company will be sufficiently secured after the merger. It is the opinion of the board of directors of The Transferor Company that the creditors of The Transferor Company will be sufficiently protected after the merger and not affected by it.

The employment of the Transferor Company's chief executive officer will be transferred to another group company in connection with the Merger and no material changes in the terms of the employment are expected. The Merging Companies do not expect that the Merger alone will have a negative or positive effect on the employment of the chief executive officer. There are no other employees in any of the Merging Companies.

Currently, the Transferor Company has 1 employee and the Transferee Company has 0 employees.

Since none of the participating companies have any employee participation arrangements (i.e. employee involvement in the board of directors), the procedures on the establishment of employee participation arrangements in connection with cross-border mergers do not apply in this situation.

3	CONSIDERATION

There is a total of 24,083,935 shares in the Transferor Company and the Transferee Company, respectively. As the number of shares in the Transferee Company corresponds to the number of shares in the Transferor Company, no shares in the Transferee Company will be issued in connection with the Merger. Shareholders of the Transferor Company will receive one (1) share in the Transferee Company for each held share in the Transferor Company (the "Merger Consideration"). The exchange ratio (1:1) has been determined against the fact that the Transferee Company is a wholly-owned subsidiary of the Transferor Company, without any operations of its own, which means that the value of all shares of the Transferee Company after the Merger reflects the value of all shares of the Transferor Company prior to the Merger. In the light of the above, there have been no particular difficulties in determining the Merger Consideration.

Apart from the Merger Consideration, no other consideration shall be distributed to the shareholders of the Transferor Company.

The Merger Consideration shall be given to those who are shareholders of the Transferor Company on or in close connection with the time when the SCRO has registered the Merger in the Swedish companies register pursuant to Chapter 23, Section 48 of the SCA (the "Merger Date").

The shares of the Transferee Company will be admitted to trading on Nasdaq Stockholm on or around the Merger Date. In connection with this, the trading in the shares of the Transferor Company on Nasdaq Stockholm will cease.

Unless otherwise is stated below, the Merger Consideration shall be provided on or in close connection with the Merger Date by registration of the number of shares in the Transferee Company that are attributable to each shareholder. The registration shall be made on the shareholder's or, if the shares of the Transferor Company are registered in the name of a nominee, the nominee's CSD account or a corresponding securities account. In connection with this, the ownership of the shares of the Transferee Company shall be recorded in the company's shareholder register and the corresponding shareholding in the Transferor Company be deregistered. Should there be a notice of pledge of shares of the Transferor Company at the time of the provision of the Merger Consideration, the notice of pledge will be retained for the corresponding number of shares of the Transferee Company.

The Merger Consideration will be given automatically, and no actions are required from the shareholders of the Transferor Company in relation thereto.

The shares of the Transferee Company which shareholders of the Transferor Company receive as Merger Consideration will achieve rights in accordance with the SCA, including a right to dividends, as of the Merger Date. No shares of the Transferee Company will carry any special rights.

4	EXHIBITS

Exhibit 1:
Declaration by valuation expert on the creditors' position in Nordic Waterproofing Holding A/S after the merger

[Signature page to merger statement on the following page]

[Signature page to merger statement for Nordic Waterproofing Holding A/S]

The board of directors for Nordic Waterproofing Holding A/S:

Date: 11 September 2020

Mats Olof Mikael Paulsson (chairman)	Leena Arimo

Hannu Saastamoinen	Eva Kristina Willgård

Steffen Martin Baungaard	Riitta Palomäki

Allan Lindhard Jørgensen